U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

     ROSE,                           MARK                   S.

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   (Last)                           (First)             (Middle)

                                 35 Boylan Lane

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                                    (Street)

Blue Point,                              NY               11715

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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

                           EMPIRE OF CAROLINA - "EMP"

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

                                   September 1999

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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          9/21/99        P              28,846       A       (1)                     (I)       By spouse
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Common Stock                          9/21/99        P             432,692       A       (1)     2,486,538(2)    (D)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                           (Printed or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) On May 28, 1998, the Issuer acquired all of the outstanding shares of Apple Sports, Inc. and Apple Golf Shoes, Inc. In consideration for his shares of Apple Golf Shoes, Inc. and Apple Sports, Inc., Reporting Person received directly 125,000 shares of the Issuer's common stock and 1,750,000 shares indirectly through Mark Rose Companies, Ltd., which is controlled by Reporting Person. Under the provisions of the Share Purchase Agreement, Issuer was obligated to issue additional shares to each of the sellers, including Reporting Person, if the market price of Issuer's common stock was not greater than $2.00 for a period of more than 45 days from an adjustment date as determined in the Share Purchase Agreement (see Issuer's Current Report on Form 8-K filed with the Commission on June 12, 1998 for details of the determination). This condition occurred and, on September 21, 1999, Issuer was required to issue an additional 403,846 shares to Mark Rose Companies, Ltd., an additional 28,846 to the Reporting Person individually, and an additional 28,846 shares to Reporting Person's spouse. For purposes of valuation, the closing price of Issuer's common stock on the American Stock Exchange on September 21, 1999 (the date of issuance) was $.375 per share.
(2)  Includes 153,846 shares of Common Stock owned by Reporting Person's spouse.


   /s/ Mark S. Rose                                         October 12, 1999
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      **Signature of Reporting Person                             Date
         MARK S. ROSE

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


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